NOT FOR RELEASE OR DISSEMINATION INTO THE UNITED STATES

Trans America Industries Ltd. and 1322256 Alberta Ltd. Agree to Amalgamate and Form Investment Company

Vancouver, British Columbia and Calgary, Alberta, May 12, 2008 – Trans America Industries ("TSA") (TSX-V: TSA) and 1322256 Alberta Ltd. ("AlbertaCo") are pleased to announce that they have entered into a combination agreement, dated May 11, 2008 (the "Combination Agreement") whereby TSA and AlbertaCo have agreed to amalgamate (the "Amalgamation") pursuant to an amalgamation agreement dated May 11, 2008 (the "Amalgamation Agreement"). The Amalgamation is an arm's length transaction that is subject to the approval of the TSX Venture Exchange (the "Transaction").

The boards of directors of TSA and AlbertaCo have each considered and approved the Amalgamation, the Combination Agreement and the Amalgamation Agreement. Each of the boards of directors have concluded that the terms of the Amalgamation are in the best interests of their respective corporations and are fair to their respective shareholders and each has recommended that their shareholders vote in favour of the Amalgamation at meetings to be called for that purpose.

Under the terms of the Combination Agreement, TSA and AlbertaCo will each continue out of their present governing jurisdictions and into Ontario and subsequently amalgamate pursuant to the laws of the Province of Ontario. TSA shareholders will receive one (1) common share of the resulting entity (expected to be named Primary Corp.) ("PubCo") for every two (2) shares of TSA then held. AlbertaCo shareholders will receive one (1) share of PubCo for every twenty (20) shares (voting or non-voting) of AlbertaCo then held. Holders of convertible securities of each of the corporations will receive economically equivalent securities of PubCo.

Upon the Amalgamation becoming effective the assets and liabilities of each of TSA and AlbertaCo will become assets and liabilities of PubCo.

The Transaction will be subject to:

(a) meeting all regulatory requirements, including approval of the TSX Venture Exchange;

(b) PubCo meeting the minimum listing requirements of the TSX Venture Exchange; and

(c) approval by the shareholders of TSA and AlbertaCo at special meetings of shareholders to be called for that purpose.

Meetings of the shareholders of TSA and AlbertaCo will be scheduled to consider the Amalgamation and related matters, including the continuances into Ontario. A joint management information circular (the "Circular") describing, among other things, the Amalgamation and the business of PubCo will be mailed to shareholders of TSA and AlbertaCo shortly.

PubCo

PubCo will be a diversified investment and merchant banking firm focused on the small cap market which will seek to make equity investments and bridge loans in appropriate companies. It will not carry on any active business other than the making of investments. PubCo will not carry on any active mining business, but may retain certain direct interests in natural resource properties. At present, TSA and AlbertaCo have total combined asset portfolio of $28.6 million, including over $14 million in cash available for investments in the equity or debt portfolios.

PubCo's investment portfolio will be comprised of securities of mostly public and some private issuers in the mining and oil and gas sectors. PubCo will invest in equity, debt and convertible securities, which will be held both for long-term capital appreciation and shorter-term gains. PubCo will seek to identify junior companies that it considers to have resource prospects and potential, strong management teams and/or are involved with a segment of the market that is consistent with or otherwise complimentary to PubCo's macro position.

In respect of PubCo's debt investments, the borrowers are expected to be development stage publicly-traded companies. PubCo may also make loans on occasion to high net worth individuals and to other entities which may not be publicly traded. The principal amounts of the bridge loans will vary, but are expected to be in the range of $500,000 to $10,000,000.

TSA

TSA is a British Columbia incorporated corporation listed on the TSX Venture Exchange. TSA is involved in the mineral exploration business. Recently its main focus has involved the acquisition and exploration of uranium assets located in the western United States. TSA has issued and outstanding approximately 31 million common shares. It also has convertible securities consisting of share purchase warrants, finder's warrants and finder's options (exercisable for shares and finder's warrants) that are convertible into a total of 10,031,825 common shares of TSA.

TSA has investments in several other issuers, the right to earn a 50% interest in a uranium property in New Mexico and a 100% interest in a gold property in Manitoba's Lynn Lake mining camp. TSA's assets that the directors of PubCo do not consider to be consistent with the overall portfolio composition and objectives are expected to be dealt with by PubCo in a manner that will maximize shareholder value.

The directors and officers of TSA do not beneficially own or exercise control or direction over any shares of AlbertaCo.

AlbertaCo

AlbertaCo is an Alberta incorporated corporation whose shares were listed on the Toronto Stock Exchange until April 30, 2007 when it sold its pharmaceutical business to Tekmira Pharmaceutical Corporation. Until April 30, 2007, AlbertaCo was named Inex Pharmaceuticals Corporation. AlbertaCo is now an investment and merchant banking company. It has approximately 347 million common shares outstanding on a

fully diluted basis of which approximately 247 million voting common shares are issued and outstanding and approximately 100 million non-voting shares are issuable upon conversion of issued and outstanding convertible debentures. It is expected that the convertible debentures will all be converted into non-voting shares prior to completion of the Amalgamation. The shares of AlbertaCo are widely held. AlbertaCo is a reporting issuer.

AlbertaCo's primary assets consist of an equity investment of 2,076,225 shares of Queenston Mining Inc. (TSX: QMI) with a current value of $6.7 million and an outstanding six month secured bridge loan to Tranzeo Wireless Technologies Inc. (TSX: TZT) in the amount of $1 million on which it is earning 1% interest per month and on which a 10% bonus was paid on issuance of the loan in January 2008.

The directors and officers of AlbertaCo beneficially own or exercise control or direction over less than 4% of the shares of TSA.

The Combination Agreement

Representations and Warranties

Under the Combination Agreement, the parties have made various representations and warranties that are customary for this type of transaction. The representations and warranties relate to, among other things, absence of undisclosed liabilities, absence of undisclosed litigation, absence of material adverse changes, absence of unpaid taxes, certain financial matters, compliance with laws, capitalization and completeness of their respective public records. In addition, AlbertaCo has made certain representations related to its tax losses.

Covenants

TSA and AlbertaCo have made customary covenants relating to the completion of the Transaction and related matters. In particular, they have each agreed to conduct its business in the ordinary course, to not solicit competing transactions (subject to certain exceptions), to not take certain significant corporate actions, to seek to fulfill the conditions to completion of the Transaction and to not take any action that might impede the completion of the Transaction.

Closing Conditions

Under the Combination Agreement, the obligations of a party to close are subject to certain conditions. These include: (i) the truth of the other party's representations and warranties, except where inaccuracies would not have a material adverse effect; (ii) compliance by the other party with, and performance by the other party of, its terms, covenants and conditions under the Combination Agreement, except where such failure would not have a material adverse effect; (iii) the absence of material adverse changes with respect to the other party; (iv) no change, withdrawal or modification in the endorsement of the Amalgamation by the other party's board of directors, nor such board's determination that the Amalgamation is fair to the applicable corporation and in the best interests of its shareholders nor in such board's recommendation that

shareholders vote in favour of the Amalgamation; and (v) all necessary shareholder and regulatory approvals for the Amalgamation having been obtained.

A copy of the Combination Agreement has been filed by each of TSA and AlbertaCo on SEDAR (www.sedar.com).

Officers and Directors of PubCo

Robert Pollock will be the President and Chief Executive Officer of PubCo. Mr. Pollock will also be a director of PubCo. Mr. Pollock served as Senior Vice President of Quest Capital Corp. (TSX: QC, AMEX: QCC and AIM: QCC) from September 2003 to March 2007. Mr. Pollock was formerly Vice President, Investment Banking at Dundee Securities Corporation and has 12 years of experience in the Canadian capital markets with specific experience in merchant banking, institutional sales and investment banking. Mr. Pollock holds an MBA from St. Mary's University and BA from Queen's University. Mr. Pollock is currently a director of AlbertaCo.

Dave Guebert will be the Chief Financial Officer of PubCo. Mr. Guebert is currently Chief Financial Officer of AlbertaCo and is also VP, Finance and Chief Financial Officer of Cell-Loc Location Technologies Inc., a company listed on the TSX Venture Exchange that is a leader in the emerging wireless location industry. Mr. Guebert has 25 years of experience in financial, accounting and commercial roles in companies in Calgary. Prior to joining Cell-Loc, he was Chief Financial Officer at Seminole Canada, a merchant energy company. In addition, Dave has held senior financial positions as Senior Manager at Deloitte & Touche, Controller of the XV Olympic Winter Games Organizing Committee and Chief Financial Officer at Hughes Aircraft of Canada. He is a Chartered Accountant (Alberta), a Certified Public Accountant (Pennsylvania) and holds a B.Comm from the University of Saskatchewan.

Following the completion of the Transaction, the directors of PubCo, in addition to Mr. Pollock, are expected to be:

> Barry Gordon. Mr. Gordon has been involved in the investment banking industry since the 1960s, being involved in institutional sales and research early in his career. In 1979, he joined BBN, a Toronto-based institutional sales, research, and trading boutique, as a partner. Mr. Gordon was appointed President of BBN in 1986, helping to sell 50% of the company to James Capel Inc., a wholly owned U.K.-based subsidiary of the Hong Kong and Shanghai Bank (now HSBC), which was then re-named BBN James Capel Inc. In 1993, Mr. Gordon founded, with Dundee Bancorp Inc. (now Dundee Corporation), Eagle and Partners Inc., as a small, national, research, sales, and trading boutique. In 1998, Eagle and Partners Inc. purchased Deacon and Company, and Dundee Bancorp bought Mr. Gordon's interest and changed the name of the firm to Dundee Securities Corporation. Barry was Vice Chairman and director of Dundee Securities Corporation until he retired in 2006. Mr. Gordon is now President of Primary Capital Inc., a limited market dealer that was founded in 2006. Primary Capital Inc. focuses on corporate finance and advisory work, especially in the natural resource sector. Mr. Gordon is currently a director of AlbertaCo.

Frank Davis. Mr. Davis is a lawyer and partner with Fraser Milner Casgrain LLP, and practices corporate and securities law, principally in the mining industry. He has extensive experience in corporate finance, mergers and acquisitions and corporate re-organizations, representing both issuers and investment banks. He is also an experienced director of public natural resource companies listed on the Toronto Stock Exchange. Mr. Davis has Bachelor of Commerce, Law (JD) and MBA degrees from the University of Toronto. He is included in The Best Lawyers in Canada, the Lexpert/American Lawyer Guide to the leading 500 lawyers in Canada and the International Who's Who of business lawyers. He is a member of the Canadian Bar and International Bar Associations. Mr. Davis is currently a director of AlbertaCo and is also a director of FNX Mining Company Inc. (TSX: FNX).

David Duval. Mr. Duval is a minerals consultant, mining author/journalist and former Western Editor for The Northern Miner, the largest weekly mining publication in the world. He is a 35 year veteran of the minerals industry with over a decade of engineering and production experience at various underground mines in Ontario and Quebec. David served as a Technical Advisor to the United Nations in the mid-1990s and coordinated the feasibility study for the ASEAN Potash Project in Thailand. He gained recognition as an authority on the Canadian diamond industry after co-authoring a book on the subject in 1996. In 2002, he co-founded a commodities newsletter with a legendary U.S. gold trader that currently ranks among the traffic leaders on the internet. He has a broad background in public company management and has served as an officer and director of several listed companies. Mr. Duval is currently a director of TSA.

John Campbell. Mr. Campbell is a 1960 law graduate of the University of British Columbia. He has been actively involved in the mining industry since the 1950s and following graduation was a partner in a construction company during one of the largest mining booms in B.C. history. During this period, he took on several projects, including the oversight of a Noranda-owned 2000 ton per day iron ore mine on Vancouver Island, and the recruitment of miners and tradesmen in the United Kingdom for McIntyre Mines' Grand Cache coal operation. In 1985, he became president of TSA, which under his direction discovered the Burnt Timber gold deposit in Manitoba. This deposit was subsequently brought into commercial production by Cazador Exploration. TSA acquired and developed to feasibility the Agua Blancas iodine property in Chile and later vended it to the Lundin Group for shares in Atacama Minerals, the present mine owner. Mr. Campbell is the President and a director of TSA.

Regulatory and Shareholder Approvals

Completion of the Transaction is subject to a number of conditions, including but not limited to, TSX Venture Exchange acceptance and shareholder approval. The Transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the Transaction will be completed as proposed or at all.

Investors are cautioned that, except as disclosed in the Circular to be prepared in connection with the Transaction, any information released or received with respect to the Transaction may not be accurate or complete and should not be relied upon. Trading in the common shares of TSA should be considered to be highly speculative. The TSX Venture Exchange has in no way passed upon the merits of the proposed Transaction and has neither approved nor disapproved the contents of this press release.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any securities in the United States. The securities of TSA, AlbertaCo and PubCo have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws.

For more information please contact:

John Campbell
President
Trans America Industries Ltd.
(604) 688-8042

Dave Guebert
VP, Finance and CFO
1322256 Alberta Ltd.
(403) 569-5796

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82-3480

TRANS AMERICA INDUSTRIES LTD.

Suite 720 - 789 West Pender Street
Vancouver, British Columbia
V6C 1H2

Telephone: (604) 688-8042
Fax: (604) 689-8032

website: www.trans-america.ca
TSX Venture: TSA

PRESS RELEASE

June 4, 2008

Trans America Completes N.I. 43-101 Report on its Ambrosia Lake Joint Venture Project in New Mexico

Trans America Industries announces that it has completed a National Instrument 43-101 report on its Ambrosia Lake project in New Mexico's prolific Grants-Gallup mineral belt, historically the largest uranium-producing region in the United States.

The May 30, 2008, N.I. 43-101 report was prepared by an independent consulting engineer with Broad Oak Associates, G.S. Carter, a Qualified Person, and is currently available in the company profiles section at www.sedar.com.

The Ambrosia Lake project is the subject of a 50-50 joint venture agreement between Trans America and Neutron Energy, Inc., a private U.S. corporation.

In the past year, the Neutron-Trans America joint venture has conducted an exhaustive study of historical information from past uranium exploration activities in the Ambrosia Lake region, with a specific emphasis on the joint venture's core holdings. These holdings include 345 unpatented lode mining claims, eight patented lode mining claims and one State of New Mexico mineral lease. In total, the properties cover an area of approximately 7,516 acres (3,041 hectares) within McKinley County, approximately 60 miles (96.5 kilometres) west of Albuquerque, New Mexico.

Exploration potential exists on the new mineral claims that were recently added to the joint venture's holdings. These patented mineral claims are situated along an east-west trend within the Frosty-Ox and Cliffside mine areas. In a non N.I. 43-101 compliant resource study, the Colorado School of Mines Research Institute established a historic resource of 3,522,134 pounds U_3O_8 for the claims.

The joint venture's research team was also able to obtain drill logs and sections for its East Roca Honda holdings situated on the south end of the Strathmore Minerals/Sumitomo Roca Honda deposit. The historical information obtained on these properties, along with material gathered on the project's Mesa Redonda and West Endy properties, has led to an exploration program recommendation of 156 drill holes aggregating 338,600 feet (103,205 meters) of combined core and rotary drilling on the Ambrosia Lake properties.

In respect to the Company's proposed merger with 1322256 Alberta Ltd. (see May 12, 2008 news release) a pre-listing filing has been submitted to the TSX Venture Exchange. Particulars of Trans America's shareholder meeting scheduled for July 17, 2008, and the business combination with 1322256 Alberta Ltd will be contained in the Company's forthcoming Information Circulation which will be mailed to shareholders and posted on www.sedar.com.

All resource estimates are based on data and reports obtained and prepared by previous operators. These historic resource estimates are considered to be relevant and reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as National Instrument 43-101 defined resources verified by a qualified person. These historical estimates should not be relied upon.

This news release has been reviewed by Geoffrey S. Carter, a Qualified Person as defined by National Instrument 43-101.

John K. Campbell
President
Trans America Industries
604-688-8042

TRANS AMERICA INDUSTRIES LTD ("TSA-V")
- Shareholders Of Trans America Industries Ltd. And 1322256
- Alberta Ltd. Approve Amalgamation

NOT FOR RELEASE OR DISSEMINATION INTO THE UNITED STATES

Trans America Industries Ltd. ("TSA") and 1322256 Alberta Ltd. ("AlbertaCo") are pleased to announce that their respective shareholders have approved the continuances of TSA and AlbertaCo out of their present governing jurisdictions and into Ontario and the subsequent amalgamation(the "Amalgamation") of TSA and AlbertaCo pursuant to the laws of the Province of Ontario to form an amalgamated corporation expected to be named Primary Corp. ("Primary Corp.") as previously described in a press release issued on May 12, 2008. The Amalgamation is expected to be effected before the end of July, 2008. The Amalgamation is an arm's length transaction that is subject to final acceptance by the TSX Venture Exchange.

Management of the new company will be lead by Robert Pollock as President and Chief Executive Officer. The directors of Primary Corp. will be John Campbell, Frank Davis, David Duval, Barry Gordon and Robert Pollock.

Pursuant to the Amalgamation, as described in the combination agreement between TSA and AlbertaCo dated May 11, 2008, TSA shareholders will receive one (1) common share of Primary Corp. for every two (2) shares of TSA then held. AlbertaCo shareholders will receive one (1) share of Primary Corp. for every twenty (20) shares (voting or non-voting) of AlbertaCo then held. Holders of convertible securities of each of the corporations will receive economically equivalent securities of Primary Corp.

Assuming that the Amalgamation will be effective July 31, 2008, Primary Corp. will issue approximately 15,602,209 shares of Primary Corp. to TSA Shareholders and 17,708,749 shares of Primary Corp. to AlbertaCo Shareholders and AlbertaCo Non-Voting Shareholders upon the completion of the Amalgamation. As a result, former shareholders of TSA will own approximately 46.8% of the outstanding shares of Primary Corp. and former shareholders of AlbertaCo will own approximately 53.2% of the then outstanding shares of Primary Corp.

Other matters approved by the respective shareholders of TSA and AlbertaCo include a reduction in the stated capital of TSA and AlbertaCo, the authorization of the directors of Primary Corp. to fix the number of directors between the minimum and maximum number as set out in the Articles of Amalgamation, a new stock option plan for Primary Corp. and a new by-law for Primary Corp.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any securities in the United States. The securities of TSA, AlbertaCo and Primary Corp. have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

TEL: (604) 688-8042 John Campbell, President
Trans America Industries Ltd.

TEL: (403) 569-5796 Robert Pollock, President & CEO
1322256 Alberta Ltd.

82-3480

NOT FOR RELEASE OR DISSEMINATION INTO THE UNITED STATES

Shareholders of Trans America Industries Ltd. and 1322256 Alberta Ltd. Approve Amalgamation

Vancouver, British Columbia and Calgary, Alberta, July 21, 2008 – Trans America Industries Ltd. ("TSA") (TSX-V: TSA) and 1322256 Alberta Ltd. ("AlbertaCo") are pleased to announce that their respective shareholders have approved the continuances of TSA and AlbertaCo out of their present governing jurisdictions and into Ontario and the subsequent amalgamation (the "Amalgamation") of TSA and AlbertaCo pursuant to the laws of the Province of Ontario to form an amalgamated corporation expected to be named Primary Corp. ("Primary Corp.") as previously described in a press release issued on May 12, 2008. The Amalgamation is expected to be effected before the end of July, 2008. The Amalgamation is an arm's length transaction that is subject to final acceptance by the TSX Venture Exchange.

Management of the new company will be lead by Robert Pollock as President and Chief Executive Officer. The directors of Primary Corp. will be John Campbell, Frank Davis, David Duval, Barry Gordon and Robert Pollock.

Pursuant to the Amalgamation, as described in the combination agreement between TSA and AlbertaCo dated May 11, 2008, TSA shareholders will receive one (1) common share of Primary Corp. for every two (2) shares of TSA then held. AlbertaCo shareholders will receive one (1) share of Primary Corp. for every twenty (20) shares (voting or non-voting) of AlbertaCo then held. Holders of convertible securities of each of the corporations will receive economically equivalent securities of Primary Corp.

Assuming that the Amalgamation will be effective July 31, 2008, Primary Corp. will issue approximately 15,602,209 shares of Primary Corp. to TSA Shareholders and 17,708,749 shares of Primary Corp. to AlbertaCo Shareholders and AlbertaCo Non-Voting Shareholders upon the completion of the Amalgamation. As a result, former shareholders of TSA will own approximately 46.8% of the outstanding shares of Primary Corp. and former shareholders of AlbertaCo will own approximately 53.2% of the then outstanding shares of Primary Corp.

Other matters approved by the respective shareholders of TSA and AlbertaCo include a reduction in the stated capital of TSA and AlbertaCo, the authorization of the directors of Primary Corp. to fix the number of directors between the minimum and maximum number as set out in the Articles of Amalgamation, a new stock option plan for Primary Corp. and a new by-law for Primary Corp.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any securities in the United States. The securities of TSA, AlbertaCo and Primary Corp. have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws.

For more information please contact:

John Campbell
President
Trans America Industries Ltd.
(604) 688-8042

Robert Pollock
President and CEO
1322256 Alberta Ltd.
(403) 569-5796

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

82-3480

NOT FOR RELEASE OR DISSEMINATION INTO THE UNITED STATES

Amalgamation of Trans America Industries Ltd. and 1322256 Alberta Ltd. Becomes Effective

Toronto, Ontario, August 1, 2008 – Primary Corp. ("Primary") is pleased to announce that the previously announced continuances of Trans America Industries Ltd. ("TSA") and 1322256 Alberta Ltd. ("AlbertaCo") out of their former governing jurisdictions and into Ontario and the subsequent amalgamation (the "Amalgamation") of TSA and AlbertaCo pursuant to the laws of the Province of Ontario to form an amalgamated corporation, Primary Corp., which was previously approved by shareholders of TSA and AlbertaCo on July 17, 2008, have become effective. As a result of the completed Amalgamation, effective at the open on Tuesday August 5, 2008, trading will commence in the common shares of the Primary under the name "Primary Corp." and under the symbol "PYC". Primary Corp. will trade on Tier 1 of the TSX Venture Exchange (the "TSXV")

Primary will be categorized as an investment issuer under TSXV policies. It will be a diversified merchant banking firm focused on the small cap market, which will conduct all such activities as would be typical for a merchant bank, including making equity investments in, and bridge loans to, appropriate companies. Primary will not operate in the category of mining issuer under TSXV policies. Mining assets of TSA that are not considered to be consistent with the overall portfolio composition and objectives of Primary are expected to be dealt with by Primary in a manner that will maximize shareholder value. Management of the new company will be lead by a team consisting of Robert Pollock as President and Chief Executive Officer and Dave Guebert as Chief Financial Officer. The directors of Primary will be John Campbell, Frank Davis, David Duval, Barry Gordon and Robert Pollock.

As described in the combination agreement between TSA and AlbertaCo dated May 11, 2008, TSA shareholders received one (1) common share of Primary in exchange for every two (2) shares of TSA held prior to the Amalgamation. AlbertaCo shareholders received one (1) share of Primary in exchange for every twenty (20) shares (voting or non-voting) of AlbertaCo held prior to the completion of the Amalgamation. Holders of convertible securities of each of the corporations received economically equivalent securities of Primary.

As of the Effective Date, Primary issued approximately 15,602,213 shares to former shareholders of TSA and approximately 17,708,749 shares to former shareholders of AlbertaCo. Primary currently has 33,310,961 shares outstanding and 38,551,874 shares outstanding on a fully diluted basis.

This news release does not constitute an offer to sell or a solicitation of an offer to sell any securities in the United States. The securities of Primary Corp. have not been and will not be registered under the United States Securities Act of 1933, as amended or any state securities laws.

Further information concerning Primary Corp. can be found on www.sedar.com. For more information please contact:

Robert Pollock
President and CEO
Primary Corp.
(416) 214-9672

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

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#82-3480

TRANS AMERICA INDUSTRIES LTD.

INTERIM FINANCIAL STATEMENTS

JUNE 30, 2008

NOTICE OF NO AUDITOR REVIEW OF

INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company's management.

The Company's independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditor.

TRANS AMERICA INDUSTRIES LTD.

INTERIM BALANCE SHEETS

	JUNE 30 2008	DECEMBER 31 2007
ASSETS		
Current		
Cash and cash equivalents	$ 2,229,503	$ 1,045,814
Short term deposits	6,306,548	7,894,057
Amounts receivable	7,400	4,429
Prepaid expense	3,302	3,528
	8,546,753	8,947,828
Investments (Note 6)	6,464,168	6,625,131
Exploration Advances	-	328,682
Mineral Properties and Deferred Exploration Expenditures (Note 7)	2,648,066	1,804,588
	$ 17,658,987	$ 17,706,229
LIABILITIES		
Current		
Accounts payable and accrued liabilities	$ 159,541	$ 7,761
Future Income Tax Liability	187,000	222,000
	346,541	229,761
SHAREHOLDERS' EQUITY		
Share Capital (Note 8)	18,992,298	18,992,298
Contributed Surplus	702,672	702,672
Accumulated Other Comprehensive Income	498,169	570,088
Deficit	(2,880,693)	(2,788,590)
	17,312,446	17,476,468
	$ 17,658,987	$ 17,706,229

Approved on behalf of the Board of Directors:

"David Duval"	"John K. Campbell"
Director	Director

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

INTERIM STATEMENTS OF INCOME

	THREE MONTHS ENDED JUNE 30 2008	THREE MONTHS ENDED JUNE 30 2007 (Note 11)	SIX MONTHS ENDED JUNE 30 2008	SIX MONTHS ENDED JUNE 30 2007 (Note 11)
Gas Sales	$ -	$ 24,961	$ -	$ 50,207
Cost Of Sales				
Royalties on gas sales	-	4,822	-	9,773
Depletion	-	3,024	-	4,775
Oil and gas property operating expenses	-	5,021	-	9,036
	-	12,867	-	23,584
Gross Profit	-	12,094	-	26,623
	-			
Expenses				
Amortization	-	437	-	874
Management and consulting fees (Note 9)	34,500	30,800	69,000	57,800
Office facilities and services	17,007	11,859	25,708	20,890
Professional fees	64,828	14,449	121,434	41,990
Regulatory fees	9,995	31,800	17,395	38,900
Shareholder communication	1,704	28,632	2,392	40,754
Transfer agent	4,702	11,021	4,994	13,951
Travel and promotion	4,750	1,409	13,270	15,494
	136,856	130,407	254,193	230,653
Loss Before Other Income (Expense) and Income Tax	(136,856)	(118,313)	(254,193)	(204,030)
Other Income (Expense)				
Gain on Sale of Investments	10,595	-	10,595	-
Interest Income	46,355	59,648	130,076	81,792
Other income	1,341	-	2,419	-
Share of Loss of Equity Investment	-	(285,000)	-	(705,000)
Dilution Gain on Issuance of Shares by Equity Investment	-	2,963,000	-	2,963,000
	58,291	2,737,648	143,090	2,339,792
Income Before Income Tax	(78,565)	2,619,335	(111,103)	2,135,762
Future Income Tax Recovery (Expense)	10,000	23,000	19,000	23,000
Net Income (Loss) For The Period	$ (68,565)	$ 2,596,335	(92,103)	$ 2,112,762
Basic Earnings Per Share	$ 0.00	$ 0.09	0.00	$ 0.08
Diluted Earnings Per Share	$ n/a	$ 0.07	n/a	$ 0.06
Weighted Average Number Of Shares Outstanding - Basic	31,204,418	28,279,857	31,204,418	25,715,248
Weighted Average Number Of Shares Outstanding - Diluted	n/a	37,571,587	n/a	35,006,978

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

INTERIM STATEMENTS OF COMPREHENSIVE INCOME

		THREE MONTHS ENDED JUNE 30 2008		2007 (Note 11)		SIX MONTHS ENDED JUNE 30 2008		2007 (Note 11)
Net Income (Loss) For The Period	**$**	**(68,565)**	$	2,596,335	**$**	(92,103)	$	2,112,72
Other Comprehensive Income								
Net unrealized gains (losses) arising on available for sale investments during the period, net of income tax		**195,681**		396,278		(71,768)		392,07
Reclassification of realized net gains arising on available for sale investments during the period to the income statement, net of tax		**35,908**		-		45,095		-
Foreign exchange translation adjustment		**1,296**		-		8,444		-
Comprehensive Income (Loss) for the Period	**$**	**164,320**	$	2,992,613	**$**	(110,332)	$	2,504,80

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

INTERIM STATEMENTS OF CASH FLOWS

	THREE MONTHS ENDED JUNE 30		SIX MONTHS ENDED JUNE 30	
	2008	2007 (Note 11)	2008	2007 (Note 11)
Cash Flows Provided By (Used In) Operating Activities				
Net income (loss) for the period	$ (68,565)	$ 2,596,335	$ (92,103)	$ 2,112,762
Add (Deduct) items not involving cash:				
Amortization	-	437	-	874
Depletion	-	3,024	-	4,775
Foreign exchange	1,296	-	8,444	-
Gain on sale of investments	(10,595)	-	(10,595)	-
Dilution gain on issuance of shares by equity investment	-	(2,963,000)	-	(2,963,000)
Share of loss of equity investment	-	285,000	-	705,000
Future income taxes	(10,000)	23,000	(19,000)	23,000
	(87,864)	(55,204)	(113,254)	(116,589)
Change in non-cash operating working capital items:				
Accounts receivable	-	(231)	-	(3,335)
Amounts receivable	(4,732)	-	(2,971)	-
Prepaid expense	(1,216)	17,972	226	(21,168)
Accounts payable and accrued liabilities	(22,256)	(27,196)	17,536	(63,467)
	(116,068)	(64,659)	(98,463)	(204,559)
Cash Flows Provided By Financing Activities				
Issuance of share capital	-	7,635,000	-	7,635,000
	-	7,635,000	-	7,635,000
Cash Flows Provided By (Used In) Investing Activities				
Short term deposits	1,600,319	(5,836,755)	1,587,509	(5,346,404)
Exploration advances	-	483,100	328,682	(77,100)
Mineral properties and deferred exploration expenditures	(373,403)	(486,100)	(709,234)	(588,254)
Proceeds from sale of investments	75,195	-	75,195	-
	1,302,111	(5,839,755)	1,282,152	(5,011,758)
Increase (Decrease) In Cash And Cash Equivalents	1,186,043	1,730,586	1,183,689	1,418,683
Cash and Cash Equivalents, Beginning of Period	1,043,460	58,591	1,045,814	370,494
Cash and Cash Equivalents, End of Period	$ 2,229,503	$ 1,789,177	$ 2,229,503	$ 1,789,177
Supplementary Cash Flow Disclosures				
Interest Paid	$ -	$ -	$ -	$ -
Taxes Paid	$ -	$ -	$ -	$ -

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

STATEMENT OF SHAREHOLDERS' EQUITY

JUNE 30, 2008

	COMMON SHARES		CONTRIBUTED	ACCUMULATED OTHER COMPREHENSIVE		
	SHARES	AMOUNT	SURPLUS	INCOME	DEFICIT	TOTAL
Balance, December 31, 2006	23,112,143	$ 11,576,998	$ 406,372	$ -	$ (5,781,831)	$ 6,201,539
Revaluation of investments and short term deposits to Market Value at January 1, 2007, net of income tax of $89,000	-	-	-	436,038	-	436,038
Revaluation of Investments to Market Value at December 31, 2007, net of income tax of $28,000	-	-	-	134,050	-	134,050
Units issued pursuant to private placement at $1.00	8,092,275	8,092,275		-	-	8,092,275
Fair value of units issued at $1.00 classified as share issuance costs	-	(457,275)	-	-	-	(457,275)
Fair value of finders options issued as finders fees pursuant to private placement	-	(219,700)	219,700	-	-	-
Fair value of options granted	-	-	76,600	-	-	76,600
Net income for the year	-	-	-	-	2,993,241	2,993,241
Balance, December 31, 2007	31,204,418	$ 18,992,298	$ 702,672	$ 570,088	$ (2,788,590)	$ 17,476,468
Revaluation of Investments to Market Value during the period, net of income tax of $14,000	-	-	-	(71,768)	-	(71,768)
Realized gains on sale of Investments transferred to statement of income, net of tax of $2,000.				(8,595)		(8,595)
Foreign exchange translation adjustment	-	-	-	8,444	-	8,444
Net loss for the period	-	-		-	(92,103)	(92,103)
	31,204,418	$ 18,992,298	$ 702,672	$ 498,169	$ (2,880,693)	$ 17,312,446

The accompanying notes are an integral part of these financial statements.

TRANS AMERICA INDUSTRIES LTD.

NOTES TO INTERIM FINANCIAL STATEMENTS

JUNE 30, 2008

1. BASIS OF PRESENTATION

The interim financial statements of Trans America Industries Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim financial statements have been prepared following the same accounting policies and methods of computation as the financial statements for the fiscal year ended December 31, 2007, except as described below. The disclosures included below are incremental to those included with the annual financial statements. The interim financial statements should be read in conjunction with the financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2007.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Use of Estimates

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to assumptions used in determining the fair value of non-cash stock-based compensation, amounts recorded for impairment of investments, and future tax asset valuations. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

b) Foreign Currency Translation

Currency transactions and balances are translated into the Canadian dollar reporting currency using the temporal method as follows:

i) Monetary items are translated at the rates prevailing at the balance sheet date;
ii) Non-monetary items are translated at historical rates;
iii) Revenues and expenses are translated at the average rates in effect during applicable accounting periods, except amortization, which is translated at historical rates;
iv) Gains and losses on foreign currency translation are reflected in the consolidated statements of operations and comprehensive loss.

c) Cash and Cash Equivalents

Cash includes cash on hand and demand deposits. Cash equivalents include short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Investments

Long term investments in which the Company has voting interests of 20% to 50%, or where the Company has the ability to exercise significant influence, are accounted for using the equity method. Under this method, the Company's share of the investees' earnings and losses is included in operations and its investments therein are adjusted by a like amount. Dividends are credited to the investment accounts.

In accordance with the recommendations of section 3855 "Financial instruments – Recognition and Measurement of the Canadian Institute of Chartered Accountants handbook the Company has designated its investments over which the Company does not exercise significant influence as available for sale investments and reports them at fair value. The amounts by which fair values for these investments differ from written down cost represent unrealized gains and losses and are recognised in other comprehensive income. All realized gains and losses are recognized in net income in the period of disposition. The fair value of investments is market value. The market value of publicly traded investments is based on quoted market prices.

e) Financial instruments

As at June 30, 2008, the Company's financial instruments consist of cash and cash equivalents, short term deposits, amounts receivable, investments, and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

f) Mineral Properties and Related Deferred Exploration Expenditures

The Company capitalizes all exploration expenditures directly related to specific mineral properties in which it has a continuing interest until the extent of mineralization has been determined and the mineral properties are either sold, developed or the Company's mineral rights are allowed to lapse. Capitalized costs are amortized over the useful life of the ore body following commencement of commercial production based on estimated economic reserves or written off if the property is sold or abandoned.

g) Variable Interest Entities

The Canadian Institute of Chartered Accountants (CICA) issued Accounting Guideline 15, "Consolidation of Variable Interest Entities", to provide accounting guidance related to variable interest entities ("VIE"). A VIE exists when the entity's equity investment is at risk. When a VIE is determined to exist the guidance requires the VIE to be consolidated by the primary beneficiary. The Company has determined that it does not have a primary beneficiary interest in VIEs.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

h) Recently Issued Accounting Pronouncements

The following accounting pronouncements are applicable to future reporting periods. The Company is currently evaluating the effects of adopting these standards:

i) Goodwill and Intangible Assets

On January 8, 2008, the CICA issued Section 3064, Goodwill and Intangible Assets. Section 3064, establishes standards for the recognition, measurement and disclosure of goodwill and intangible assets. Section 3064 is effective for the Company for annual and interim financial statements commencing January 1, 2009.

ii) International Financial Reporting Standards ("IFRS")

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Accordingly, the transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended November 30, 2011.

i) Comparative figures

Certain of the comparative figures have been reclassified to conform to with the presentation adopted for the current year.

3. NEWLY ADOPTED ACCOUNTING POLICIES

i) Accounting Changes

Effective January 1, 2008, the Company adopted CICA Section 1506, Accounting Changes. The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

3. NEWLY ADOPTED ACCOUNTING POLICIES (Continued)

ii) Financial Instruments

On September 15, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These three standards were adopted by the Company on January 1, 2008.

a) Section 1535, Capital Disclosures requires that a company disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.

b) New Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

4. CAPITAL MANAGEMENT

The Company is in the business of mineral exploration in Canada and the United States of America. Management determines the Company's capital structure and makes adjustments to it based on funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors has not established quantitative return on capital criteria for capital management but rather relies upon the expertise of the management team to sustain the future development of the business.

The Company holds a significant portfolio of marketable securities and short term deposits which are closely monitored by management. Proceeds from the sale of these securities will be utilized to fund future exploration programs and administration costs as required.

The properties in which the Company currently has an interest are in the exploration stage; and the Company does not generate any revenue, and accordingly the Company may be dependent in the future upon external financing to fund future exploration programs and its administrative costs. The Company will spend existing working capital and raise additional amounts as needed. The Company will continue to assess new properties and to seek to acquire an interest in additional properties if management feels there is sufficient geologic or economic potential provided it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that its approach, given the relative size of the Company is reasonable.

The Company is not subject to externally imposed capital requirements.

5. FINANCIAL RISK FACTORS

The Company's risk exposures and the impact on the Company's financial instruments are summarized below:

a) Credit Risk

The Company has no trade receivable balances and accordingly is not subject to credit risk.

b) Liquidity Risk

The Company's approach to managing liquidity risk is to ensure that it will have sufficient liquidity to meet liabilities when they fall due. As at June 30, 2008, the Company had cash and cash equivalents, and short term deposits available of $8,536,051 to settle current liabilities of $159,541.

c) Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, foreign exchange rates, and commodity and equity prices. The Company possesses investments in publicly traded securities and their fair value is dependent upon prevailing market conditions.

d) Foreign Currency and Exchange Risk

The Company's functional currency and the reporting currency is the Canadian dollar ("CDN$"). Periodically the Company incurs charges on its Canadian operations for settlement in currencies other than its functional currency and any gain or loss arising on such transactions is recorded in operations for the period.

The Company has entered into an agreement with Neutron Energy Inc. ("NEI") containing an option to acquire a 50% interest in 345 unpatented lode mining claims, eight patented lode mining claims and one State of New Mexico mineral lease. All transactions relating to the property are recorded in the US Dollar ("USD$"). As a result the Company is subject to foreign currency and exchange risk on the translation of these transactions and period end balances to the reporting currency. Any translation gains or losses arising in the period are included in operations for the period. Any unrealized translation adjustments arising at period end are included in other comprehensive income and accumulated comprehensive income.

During the six months ended June 30, 2008, a 1% strengthening in the US$ relative to the CDN$ would have increased the exploration expenses capitalized and the amount payable to NEI at June 30, 2008 by approximately $8,283.

5. FINANCIAL RISK FACTORS (Continued)

The agreement with NEI is denominated in US Dollars, and accordingly, changes in the exchange rate will affect the Company's future cash outflows pursuant to this agreement. As at June 30, 2008, a 1% strengthening in the USD$ relative to the CDN$ would result in future cash outflows increasing by approximately CDN$ 32,000.

The Company does not participate in any hedging activities to mitigate any gains or losses which may arise as a result of exchange rate changes.

6. INVESTMENTS

	JUNE 30, 2008	DECEMBER 31 2007
Non-Publically Quoted		
Neutron Energy Inc., 10,750,000 Common Shares, at cost	5,136,515	5,136,515
North American Granite Group Inc. 500,000 common shares (2006 – nil common shares) at cost, net of write down of $71,578	176,652	176,652
Publically Quoted		
Atacama Minerals Corp., 750,000 common shares at June 30, 2008 and December 31, 2007, disclosed at market value.	832,500	787,500
Other investments, June 30, 2008 and December 31, 2007, disclosed at market value.	318,501	524,464
	$ 6,464,168	$ 6,625,131

7. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES

a) New Mexico Properties (U.S.A.)

The Company entered into an agreement on April 28, 2006, amended July 28, 2008, with Neutron Energy Inc. ("NEI") containing an option to acquire a 50% interest in 396 unpatented mining lode claims and one state lease covering an area of 8,632 acres in the Ambrosia Lake mining district of New Mexico.

During the six month period ended June 30, 2008, NEI abandoned 51 unpatented mining claims which were subject to the agreement and acquired eight additional patented lode claims which form part of the agreement.

7. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

a) New Mexico Properties (U.S.A.) (continued)

As a result at June 30, 2008, the project area includes 345 unpatented lode mining claims, eight patented lode mining claims and one State of New Mexico mineral lease. In total, the properties cover an area of approximately 7,516 acres in the Ambrosia Lake mining district of New Mexico.

The Company can earn its interest in the subject properties by:

(i) advancing $568,615 (US$495,000) to NEI, (paid)

(ii) by funding maintenance and exploration expenditures totalling $5,113,000 (US$5,000,000) by February 1, 2010. (At June 30, 2008 the Company has paid $1,843,780 (US $1,766,569)

Mineral Properties and deferred exploration expenditures for the New Mexico properties are comprised of the following amounts:

	JUNE 30, 2008	DECEMBER 31 2007
Acquisition cost	$ 568,615	$ 568,615
Maintenance and exploration expenses (NEI)	2,058,951	1,222,973
Geological Reports (incurred by the Company)	20,500	13,000
	2,648,066	1,804,588

b) Manitoba Properties

The Company staked 33 mineral claims in the Lynn Lake area of Manitoba. During the year ended December 31, 2007 the Company recorded an impairment provision of $698,332 as management currently has no plans to further investigate the western portion of the property, where these exploration costs had been incurred.

Mineral properties and deferred exploration expenditures are comprised of the following amounts:

7. **MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES** (Continued)

b) Manitoba Properties (Continued)

	JUNE 30, 2008	DECEMBER 31 2007
Staking	$ 29,064	$ 29,064
Engineering and consulting	63,900	63,900
Survey and geophysical	234,924	234,924
Line cutting and roads	137,912	137,912
Supplies	58,153	58,153
Drilling	282,500	282,500
Assays	22,079	22,079
Reports and mapping	40,980	40,980
Mineral Exploration Assistance Program	(171,181)	(171,181)
Write down of mineral properties	(698,331)	(698,331)
	$ -	$ -
Total mineral properties and deferred exploration expenditures (New Mexico and Manitoba)	$ 2,648,066	$ 1,804,588

c) China Property

The Company entered into an option and shareholder agreement dated January 14, 2005, as amended August 22, 2005, with Majestic Gold Corp. ("MJS") for an option to acquire a 50% interest in their 60% interest in three mining leases which form part of an interest under option from Yantai Zhong Jai Mining Inc., and a 50% interest in any additional leases acquired within a 900 square kilometre area of interest, located in the Shandong Province in the People's Republic of China (the "Project").

The Company has earned its interest in the Project by subscribing in prior years to 800,000 private placement units of MJS at $0.70 and an additional 1,000,000 private placement units at a price of $0.40 for a total investment aggregating $960,000 (the "MJS Units"). The Company sold the MJS Units in 2006 for proceeds of $1,380,000 and recognized a gain of $420,000.

In July 2006, a subsidiary company of MJS, Majestic Zhaoyuan Gold Ltd. ("MZG"), entered into a Co-operation Contract with China Shandong No 3 Mineral and Geological Exploration Institute. MZG has the right to acquire a 70% interest in Yantai Ludi Jinjang Gold Mining Inc., a Chinese Co-operation Company that has been established to hold the exploration rights to the Jingang Gold Project in the Shandong Province of China. MZG will earn its interest by funding exploration and development expenditures totalling $567,125 over 4 years.

7. MINERAL PROPERTIES AND DEFERRED EXPLORATION EXPENDITURES (Continued)

c) China Property (Continued)

Effective February 1, 2007, Trans America Industries Ltd. and MJS amended their option and shareholder agreement whereby the Company may earn up to 50% of MJS's indirect 70% interest in the Jingang Gold Project (the "Jing Cheng Interest") by entering into a formal JV agreement with MZG and continuing to fund 50% of MJS's exploration costs in the Jing Cheng Interest.

8. SHARE CAPITAL

a) Authorized

Unlimited common shares without par value

b) Issued

There were no share issuances during the six month period ended June 30, 2008.

c) Stock Based Compensation

The Company's stock option plan provides for the issuance of options to its directors, officers and employees. The maximum number of outstanding options must be no more than 10% of the issued and outstanding shares at any point in time. Compensation costs attributable to share options granted to employees, directors or consultants is measured at fair value at the grant date and expensed with a corresponding increase to contributed surplus. Upon exercise of the stock options, consideration paid by the option holder together with the amount previously recognized in contributed surplus is recorded as an increase to share capital. During the six month periods ended June 30, 2008 and 2007 the Company recorded $nil in stock based compensation, as no options were granted.

8. SHARE CAPITAL (Continued)

d) Options Outstanding

As at June 30, 2008, options were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE PER SHARE	NUMBER EXERCISABLE AT JUNE 30, 2008	EXPIRY DATE
350,000	$ 0.35	350,000	December 9, 2008
50,000	0.35	50,000	January 6, 2009
457,275	1.00	457,275	May 3, 2009
250,000	0.35	250,000	August 18, 2009
300,000	0.35	300,000	December 7, 2009
50,000	1.10	50,000	October 8, 2010
100,000	0.75	100,000	September 12, 2012
50,000	0.75	50,000	December 21, 2012
1,607,275		1,607,275	

A summary of changes in stock options for the six month period ended June 30, 2008 and the year ended December 31, 2007 is as follows:

	JUNE 30, 2008		DECEMBER 31, 2007	
	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE	NUMBER	WEIGHTED AVERAGE EXERCISE PRICE
Balance, beginning of period	**1,657,275**	**$ 0.60**	1,025,000	$ 0.40
Granted	**-**	**-**	632,275	0.93
Cancelled	**(50,000)**	**(0.88)**	-	-
Balance, end of period	**1,607,275**	**$ 0.60**	1,657,275	$ 0.60

8. SHARE CAPITAL (Continued)

e) Share Purchase Warrants

A summary of changes in share purchase warrants for the six month period ended June 30, 2008 and the year ended December 31, 2007 is as follows:

	JUNE 30, 2008		DECEMBER 31, 2007	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, beginning of period	8,092,275	$ 1.25	-	$ -
Granted	-	-	8,092,275	1.25
Balance, end of period	8,092,275	$ 1.25	8,092,275	: 1.25

As at June 30, 2008, share purchase warrants were outstanding for the purchase of common shares as follows:

NUMBER OF SHARES	EXERCISE PRICE PER SHARE	EXPIRY DATE
8,092,275	$ 1.25	May 3, 2009

9. RELATED PARTY TRANSACTIONS

The following related party transactions were in the normal course of operations and measured at the exchange amount, which is the amount established and agreed to by the related parties. In addition to those related party transactions disclosed elsewhere in the financial statements the Company incurred the following transactions and balances.

a) During the six month period ended June 30, 2008, the Company incurred management fees of $45,000 (six months ended June 30, 2007 - $45,000), and secretarial and office services of $nil (six months ended June 30, 2007 - $9,000) from a company owned by an officer and director, secretarial and office services of $12,000 (six months ended June 30, 2007 -$nil) from a company owned by an officer, and paid $12,000 (six months ended June 30, 2007 - $3,800) in consulting fees and $nil (six months ended June 30, 2007 - $10,125) in shareholder communications to a director.

b) At June 30, 2008, the Company had exploration advances of $nil (December 31, 2007 - $328,682) advanced to NEI as funding toward the New Mexico property exploration program.

9. RELATED PARTY TRANSACTIONS (Continued)

c) Included in accounts payable and accrued liabilities is $134,245 (December 31, 2007 - $nil) payable to Neutron Energy Inc. a company related by virtue of having a common director with the Company.

d) The Company has an investment in Neutron Energy Inc. (Notes 6 & 7) which is related by virtue of having a common director with the Company.

10.SUBSEQUENT EVENTS

a) On August 1, 2008 the amalgamation of the Company ("TSA") and 1322256 Alberta Ltd. ("AlbertaCo") became effective. The Amalgamation was an arm's length transaction.

Under the terms of the Agreement, TSA and AlbertaCo each continued out of their governing jurisdictions and into Ontario and subsequently amalgamated pursuant to the laws of the Province of Ontario. TSA shareholders will receive one (1) common share of the new entity Primary Corp. ("Primary".) for every two (2) shares of TSA held. AlbertaCo shareholders will receive one (1) share of Primary for every twenty (20) shares (voting or non-voting) of AlbertaCo held. Holders of convertible securities of each of the corporations will receive economically equivalent securities of Primary. On August 1, 2008 the assets and liabilities of each of TSA and AlbertaCo became the assets and liabilities of Primary.

As a result of the transaction the shareholders of AlbertaCo will own a majority of the issued and outstanding shares of Primary.

Primary is to become a diversified investment and merchant banking firm focused on the small cap market which will seek to make equity investments and bridge loans in appropriate companies. It will not carry on any active business other than the making of investments. Primary will not carry on any active mining business, but may retain certain direct interests in natural resource properties.

b) On July 18, 2008, the Company received $234,590 as a result of the distribution of North American Granite Corp's net assets upon its dissolution.

c) On July 28, 2008, the Company acquired a 5% interest in a mortgage loan amounting to $1,000,000. The Company received a financing fee of $13,250 upon funding the mortgage. The mortgage is secured upon real estate in Toronto, bears interest at 9% per annum and falls due in December 2010.

d) On July 29, 2008, the Company advanced $134,244 (US$132,951) to Neutron pursuant to the New Mexico property option agreement.

11. RESTATEMENT OF PRIOR INTERIM PERIODS

	THREE MONTHS ENDED JUNE 30, 2007	SIX MONTHS ENDED JUNE 30, 2007
Loss for interim period as originally stated	$ (458,503)	$ (646,925)
Restatements		
Share of loss of equity investment	127,800	(175,700)
Dilution gain on issuance of shares by equity investment	2,963,000	2,963,000
Interest income reclassified from Accumulated Other Comprehensive Income	(12,962)	(4,613)
Future income tax	(23,000)	(23,000)
	3,054,838	2,759,687
Loss for interim period as restated	$ 2,596,335	$ 2,112,762
Basic Loss Per Share – restated	$ 0.09	$ 0.08
Fully diluted loss per share – restated	$ 0.07	$ 0.06

The Company has restated its June 30, 2007 interim financial statements in order to correct the amount recorded as share of loss of equity investment, the gain on dilution of issuance of shares by equity investment correctly account for accrued interest income on short term investments and future income taxes on unrealised capital gains.

a) Effect of restatement on the results for the six month period ended June 30, 2007

As a result of the restatement, for the six month period ended June 30, 2007, the share of loss of equity investment has been increased by $175,700 and investments have been reduced by $175,700. The dilution gain on issuance of shares by equity investment has increased by $2,963,000, and the investment has been increased by $2,963,000. Interest income has been reduced by $4,613 with a resulting reduction to accumulated other comprehensive income of $4,613. Future income tax charged increased by $23,000 and the future income tax payable increased by $23,000 accordingly. As a result of the restatement, comprehensive loss has been reduced by $2,764,264 to become comprehensive income of $2,504,804 for the six month period ended June 30, 2007. The restatement has had the effect of reducing the accumulated deficit as at June 30, 2007 by $2,759,687, and reducing accumulated comprehensive income by $150,867 resulting in a total increase in shareholder equity of $2,609,000 at June 30, 2007.

11. RESTATEMENT OF PRIOR INTERIM PERIOD (Continued)

a) Effect of restatement on the results for the six month period ended June 30, 2007 (Continued)

Basic income (loss) per share for the six month interim period ended June 30, 2007 increased from ($0.03) to $0.08 and the fully diluted income loss per share increased from $n/a to $0.06.

b) Effect of restatement on the results for the three month period ended June 30, 2007

As a result of the restatement, for the three month period ended June 30, 2007, the share of loss of equity investment has been increased by $127,800 and investments have been reduced by $127,800. The dilution gain on issuance of shares by equity investment has increased by $2,963,000, and the investment has been increased by $2,963,000. Interest income has been reduced by $12,962 with a resulting increase to accumulated other comprehensive income of $12,962. Future income tax charged increased by $23,000 and the future income tax payable increased by $23,000 accordingly. As a result of the restatement, comprehensive loss has been reduced by $3,067,800 to become comprehensive income of $2,992,613 for the three month period ended June 30, 2007.

Basic income (loss) per share for the three month interim period ended June 30, 2007 increased from ($0.02) to $0.09 and the fully diluted income loss per share increased from $n/a to $0.07.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED JUNE 30, 2008

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED JUNE 30, 2008

1.1 August 14, 2008

Note: As of the date of this MD&A Trans America is trading as Primary Corp. (PYC – TSX Venture Exchange). Shares in Trans America have been split 2 to 1; i.e. each two shares in Trans America are exchangeable for one share in Primary Corp.

1.2 *Nature of Business and Overall Performance*

Trans America Industries Ltd. is primarily in the minerals exploration business. During the past year the Company's main focus has involved the management of its uranium assets in the Western United States, and the evaluation of other opportunities in the minerals sector. In addition, management were successful in raising approximately $7.6 million to fund its exploration activities in the Western U.S.

Foremost among these assets is the Grants Uranium Project in New Mexico which will be developed under a joint venture agreement with the Company's private industry partner, Neutron Energy, Inc. Trans America funded Neutron Energy's initial acquisition program in the United States and is presently its largest shareholder.

As of June 30, 2008, Trans America had a net working capital of $8,387,212. As of the same date, the Company held publically quoted securities with a market value of $1,151,001 and other non-publicly traded investments with an aggregate book value of $5,313,167. Working capital on hand at December 31, 2007 was $8,940,067 the Company's publicly quoted market securities were recorded at $1,311,964 and the Company held a non-publicly quoted investment with a book value of $5,313,167.

Pursuant to an agreement dated May 11, 2008 Trans America agreed to amalgamate with 1322256 Alberta Ltd. The amalgamation agreement was confirmed by the shareholders on July 17, 2008 and the amalgamation became effective August 1, 2008.. The amalgamated company, **Primary Corp.** commenced trading on the TSX Venture Exchange as of August 5, 2008 under the symbol PYC.

Primary Corp. has issued and outstanding capital of $33.31 million shares, as asset base of $30 million including $14 million in cash. Primary Corp will be active as a diversified investment and merchant banking firm focused on the small cap market with an emphasis in mining.

The proposed directors and officers of the amalgamation company are well experienced in both the investment and mining industries.

As the new company will not engage in direct exploration activities, Trans America mineral properties are expected to be dealt with in a manner that will maximize shareholder value.

1.2 *Nature of Business and Overall Performance (Continued)*

Full details of the transaction are set out in the Company's information circular dated June 17, 2008. In respect the shareholders' meetings which took place July 17, 2008, shareholders of both companies approved the amalgamation which will become effective following completion of regulatory and corporate filings.

RISK FACTORS

The Company's interests involve the exploration and development of mineral resources. Exploration and related operations are subject to all the hazards and risks normally encountered in the development of mineral properties. There is no guarantee that the Company's activities will result in commercial production of any mineral deposits. The exploration for and development of mineral deposits also involves significant financial and other risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. Also, there is no assurance that the Company will be able to compete successfully in capital and financial markets to achieve its future goals.

While the discovery of uranium and other minerals may result in substantial rewards, few exploration properties are ultimately developed into producing mines. Major expenses are required to locate and establish mineral reserves, to develop metallurgical processes and to construct mining and processing facilities.

Whether a mineral deposit will be commercially viable depends on a number of factors including the particular attributes of the deposit such as the quantity and quality of the minerals; costs and efficiency of the recovery methods that can be employed; proximity to infrastructure; financing costs; mineral prices, which are highly cyclical; and government regulations, including permitting and licensing procedures, environmental protection considerations, taxes, royalties, land tenure, land use regulations, and policies regarding the exporting and/or sale of minerals in various forms. The exact effect of these factors cannot be accurately predicted but could have a material adverse effect upon the Company's operations and/or its ability to receive an adequate return on its invested capital.

The Company's future growth and success also depends to a significant extent on its ability to attract and retain qualified personnel. As such, the Company is highly dependent on the principal members of its senior management group and the loss of their services might impede the Company's business strategy and growth.

1.2 *Nature of Business and Overall Performance (Continued)*

DESCRIPTION OF PROPERTY HOLDINGS

Comments on Historic Resources

All resource estimates quoted herein are based on data and reports obtained and prepared by previous operators. These historic resource estimates are considered to be relevant and reliable based on the amount and quality of historic work completed. The Company has not completed the work necessary to independently verify the classification of the mineral resource estimates. The Company is not treating the mineral resource estimates as NI 43-101 defined resources verified by a qualified person. The historical estimates should not be relied upon. The properties will require considerable further evaluation which the Company's management and consultants intend to carry out in due course.

Grants Uranium Project, Ambrosia Lake, New Mexico – Joint Property Interest Neutron Energy / Trans America

The Grants uranium project is situated within the Ambrosia Lake mining district, historically the largest uranium-producing region in New Mexico's prolific Grants-Gallup mineral belt. The project area includes 345 unpatented lode mining claims, eight patented lode mining claims and one State of New Mexico mineral lease. In total, the properties cover an area of approximately 7,516 acres (3,041 hectares) within McKinley County, approximately 60 miles (96.5 kilometres) west of the city of Albuquerque, New Mexico.

The properties are leased by U.S.-based Neutron Energy, Inc. (NEI) from third parties and are subject to annual lease payments, rental obligations to the State of New Mexico and annual claim maintenance fees to the U.S. Bureau of Land Management. Mineral production from these properties will require the payment of gross royalties to the claim owners and to the State of New Mexico.

Pursuant to an agreement with NEI dated April 28, 2006 and amended July 28, 2008, Trans America holds the right to earn a 50% interest in the Grants properties by paying an initial $495,000 U.S. in acquisition costs (paid) and expending $5 million U.S. on exploration and development by February 1, 2010. As at June 30, 2008 US$1,766,569 had been advanced to NEI pursuant to the agreement. Under the agreement, NEI will act as operator for the project.

Total uranium production from Morrison sandstones within the Grants Mineral Belt was more than 340 million pounds U3O8 from 1948 through 2000, including the Ambrosia Lake district, which has produced 201 million pounds (McLemore, 1989, 2002).

1.2 *Nature of Business and Overall Performance (Continued)*

Grants Project, Ambrosia Lake, New Mexico (Continued)

The Ambrosia Lake mineral belt is a west-northwest trending zone of sandstone-hosted (and some limestone-hosted deposits) uranium deposits that extends from the western edge of the Rio Grande Rift, east of the town of Laguna, west-north-westerly to the vicinity of the town of Gallup, for a distance of more than 100 miles (161 kilometres). A number of inactive underground uranium mines are located within the Ambrosia Lake district and several past producers and known mineral deposits adjoin the Grants project.

The lands that make up the Ambrosia Lake project have been explored by several firms including Conoco, Homestake Mining, Kerr-McGee, Bokum Resources, Pathfinder Mines and United Nuclear Corporation intermittently since the mid-1950s. Numerous holes have been drilled on the NEI-leased properties.

Within the Ambrosia Lake project area, NEI has identified four principal uranium target areas: East Roca Honda, Elizabeth, Mesa Redonda, and West Endy. Historical exploration data, which was collected prior to the adoption of National Instrument 43-101, indicate the presence of significant uranium mineralization at the East Roca Honda, Elizabeth, Mesa Redonda, and West Endy (Frosty-Ox and Cliffside mine) areas.

More than 6 million pounds of U_3O_8 were mined from deposits on the Cliffside mine lease and significant un-mined uranium resources are reportedly present at the other localities, as indicated by historical drill hole data held by NEI, and published maps and reports of the New Mexico Bureau of Geology and Mineral Resources and the New Mexico Geological Society.

Adjoining properties are also known to contain uranium mineralization hosted by sandstone units of the Westwater Canyon member of the Morrison Formation, the same unit that hosts the uranium mineralization on the Grants project properties.

East Roca Honda

The East Roca Honda property is situated at the east end of the Strathmore Minerals/Sumitomo Roca Honda deposit which has a NI 43-101 compliant resource estimate of 17,512,000 pounds U_3O_8 contained in 3,782,000 tons grading 2.3% U_3O_8. An inferred resource of 15,832,000 pounds U_3O_8 has been established in 4,546,000 tons averaging 0.17% U_3O_8.

The East Roca Honda target area hosts strong and wide-spread uranium mineralization within the Westwater Canyon Member, continuous with Strathmore's Roca Honda project.

Conoco drilled random, wide-spaced holes at minimum 400 foot centres' that extended the strike length of the Roca Honda deposit some 4,500 feet along the Grants property. Five of the holes returned the following intercepts and grades:

1.2 *Nature of Business and Overall Performance (Continued)*

East Roca Honda (Continued)

Hole No.	Intercept (Beginning)	Thickness (Ft)	Grade (% U3O8)	Pounds U3O8/ton
C-3	2,934	15.5	0.15	3.0
C-9	2,914	10.0	0.30	6.0
C-11	2,966	6.0	0.18	3.6
C-12	3,012	24.5	0.17	3.4
C-13	2,987	29.0	0.12	2.4

Elizabeth

The Elizabeth property is situated approximately one mile northwest of the Cliffside mine. Two zones of strong uranium mineralization have been outlined on the Elizabeth property in sandstones of the Westwater Canyon member of the Morrison Formation. A non-43-101 compliant resource study prepared by the Colorado School of Mines Research Institute previously established a historic resource of 3,522,134 pounds of U3O8 for the Elizabeth claims.

A confirmation rotary and core drilling program comprised of 30 holes has been recommended for the Elizabeth target area. This program is designed to confirm results from historical drilling programs and further refine the limits of mineralization.

Mesa Redonda

The Mesa Redonda target area is situated on the western edge of the Ambrosia Lake mining district and is reported to host several discrete uranium deposits in the Poison Canyon sandstone unit of the Morrison Formation. Detailed exploration drilling was carried out in the Mesa Redonda area by Pathfinder Mines and private interests in the late 1970's and early 1980's. Strong concentrations of uranium mineralization were reportedly encountered in numerous drill holes on the Mesa Redonda properties. Some 37,500 feet of rotary and core drilling has been recommended for this property to confirm historic drill results.

West Endy

The West Endy target area includes the Frosty-Ox deposit, an east-west trending zone of mineralization that appears to extend onto the eastern end of the adjoining Cliffside mine property where production grades were averaging 0.41% U3O8 before the mine closed in 1985. In 1989, Enerdyne Corporation calculated a historic resource for the Frosty-Ox area of 303,685 tons grading 0.165 % U3O8 representing 1,002,160 pounds U3O8.

Additionally, the West Endy target completely surrounds the eight mining claims that cover the Melrich uranium deposit of Laramide Resources.

1.2 *Nature of Business and Overall Performance (Continued)*

West Endy (Continued)

In 2007, NEI carried out a six hole exploration drilling program on the Cliffside mine State lease within the West Endy target area. The program was designed to test for extensions of the Frosty–Ox mineralization onto the Cliffside mine lease which it was successful in doing.

Historical drilling carried out in the West Endy area identified strong mineralization in several localities in the Westwater Canyon Member. A 50 hole rotary and core drilling program has been recommended to confirm previous results.

Proposed Ambrosia Lake Exploration Program

A program recommended by NEI in consultation with Trans America's consulting engineer, G.S. Carter, P.Eng, includes 156 holes aggregating 338,600 feet (103,205 meters) of combined core and conventional rotary drilling on the Ambrosia Lake properties. The results of this comprehensive drilling program, if positive, are expected to provide a solid foundation for the final evaluation of the subject properties.

Neutron Energy Inc. (NEI) – Shares Held by Trans America

Trans America has earned an equity interest in NEI (10,750,000 shares) by advancing $1.25 million U.S. to the company in 2005 which enabled it to acquire uranium assets in the Western United States. In addition to the Ambrosia Lake J.V. activities to which TSA has advanced approximately $2.2 million U.S., NEI has since raised a further $27 million U.S. privately from the sale of Treasury Shares. NEI is now preparing a public offering of its shares. It is difficult to predict at this time, but Trans America believes that when NEI commences public trading Trans America's share holding will represent approximately 15% of its outstanding shares.

Over the past two years NEI has acquired unpatented lode mining claims, state mining leases and deeded fee mineral leases aggregating in excess of 300,000 acres. The properties are situated in five different U.S. states and range from grassroots exploration opportunities to ones containing substantial historic uranium resources.

The following summarizes some of NEI's more prominent holdings:

The Marquez (Juan Tafoya) Project

The Marquez Project, the most significant, in terms of advancement, of NEI's properties, is anchored by the Marquez and Juan Tafoya mineral deposits, all of which are situated in New Mexico east of Mount Taylor. The project includes the Marquez and Juan Tafoya deposits which host the following non-NI 43-101 compliant historic resources:

1.2 *Nature of Business and Overall Performance (Continued)*

Neutron Energy Inc. (NEI) (Continued)

Marquez Canyon Deposit:

4,776,785 tons grading 0.112% U_3O_8 or 2.24 pounds per ton; 10,700,000 pounds U_3O_8 contained.

Juan Tafoya Deposit:

417,222 tons averaging 0.09% U_3O_8 or 1.8 pounds per ton; 751,000 pounds U_3O_8 contained.

In total, the project presently holds over 11,450,000 million pounds U_3O_8.

The Marquez deposits were prepared for production by Bokum Corporation and Long Island Lighting during the mid to late 1970's. A 2,000 TPD uranium mill was constructed during this period and a 1,600 foot shaft was sunk on the Marquez deposit to within 200 feet of the mineralized zone. In 1979 the uranium market collapsed, bankrupting both Long Island Light, which had built a nuclear reactor in New York State, and Bokum which would have supplied the reactor with its fuel requirements.

In 2001, the 2,000 TPD mill at Marquez was dismantled. However, much of the infrastructure remains in place including a developed tailings disposal area. The mill site is on deeded land and is included in the NEI lease. This latter fact gives NEI an enormous permitting advantage in developing a new mine. The mill site is within easy trucking distance of other deposits in which NEI has an interest.

Cebolleta Deposits

The Cebolleta deposits are only nine miles by paved road north of the Marquez Project and they hold some 21,900,000 pounds of non-NI 43-101 compliant historical resources as indicated below:

Cebolleta Saint Anthony Deposit:

4,000,000 tons grading 0.10% U_3O_8 or 2.0 pounds per ton; 8,000,000 pounds U_3O_8 contained.

NEI holds the Cebolleta deposit on a 51/49% basis with Uranium Energy Corp. a Texas OTC: BB quoted corporation.

The Grants Project in which Trans America is earning a 50% interest is situated within easy trucking distance from the Marquis project, being approximately 60 miles by road from that Project.

1.2 *Nature of Business and Overall Performance (Continued)*

Neutron Energy Inc. (NEI) (Continued)

Edgemont- North Dakota

Uranium resources in the Edgemont area of South Dakota appear to be amenable to low cost in-situ recovery leaching methods. NEI holds more than 11,000 acres in the Edgemont area of North Dakota and the company is continuing its acquisition program.

Historical resources identified in various reports (Schick, Robert B. 1969; Status Report Black Hills Uranium Project: Federal Resources Corporation & Others) for the Edgemont project amount to 1,149,715 short tons grading 0.105% U_3O_8 or 2,480,000 pounds.

Uranium mineralization at Edgemont occurs as roll front deposits. The depth of uranium mineralization varies from about 76 metres on the east side of the project to 213 metres on the western side which is economically attractive for In-Situ Leach-type extractive technology.

The Edgemont acquisition program has been supervised by Albert F. Stoick a Senior Technical consultant to NEI. He is a graduate of the South Dakota School of Mines and Stanford University where he received a master's degree in Mining Engineering (1952). Mr. Stoick has been actively involved in the exploration, development and production of uranium deposits including in-situ leach situations. His background and wealth of experience makes him a valuable asset to the Edgemont Project and NEI.

Wyoming

NEI presently holds 149 unpatented lode mining claims, 133 state mining leases and one deeded fee mineral lease covering approximately 95,000 acres in the state of Wyoming. The properties are in four separate areas and each has in-situ leach potential.

NEI's Senior Technical Consultant in Wyoming is James F. Davis, a Wyoming graduate in geology and a graduate of MIT and Sloan School Senior Executive Program.

In 1972, Mr. Davis directed Rocky Mountain Energy's uranium programs and is credited with the discovery of the Channing uranium deposit at Copper Mountain. In 2006, Mr. Davis negotiated and acquired a deeded lease for NEI over a portion of the deposit which adjoins a property held by Strathmore Minerals Corp. NEI's lease contains an non NI 43-101 compliant historical resource of 3.52 million pounds U_3O_8 within the North Channing deposit which has an overall historical resource of 8.97 million pounds U_3O_8.

Work conducted by Rocky Mountain Energy in the 1970's indicated that the property held by NEI could be amenable to in-situ leaching recovery methods.

1.2 *Nature of Business and Overall Performance (Continued)*

Neutron Energy Inc. (NEI) (Continued)

Wyoming (Continued)

The work also indicates that the North Canning deposit could lend itself to an open-pit heap leach operation, quite similar to many Nevada gold operations.

Other Properties

Shandong Project – Jiaodong Peninsula, China

The Company is presently entitled to an interest in three exploration licenses (Jing Cheng) comprised of 45 square kilometres encompassing Majestic Gold Corp's (MJS) Shandong exploration project in Shandong Province, China.

The interest arose as a project participation entitlement adjunct to private placement agreements of MJS's shares in 2005 and 2006 in which the Company invested $960,000. The investment made by Trans America of $960,000 was dedicated to the subject properties at the time. An amending agreement in 2007 consolidated the property position to the Jing Cheng licenses. MJS's interest is held through a British Virgin Island subsidiary which has the right to earn a 70% interest. The Company (TSA) can earn up to a 50% interest in the 70% interest by continuing to fund the project.

The Company sold its shares of MJS in 2006 and realized a gain of approximately $397,000

The Company has no present interest in contributing additional funding to the project following the full expenditure of the initial $960,000. As such its interest will be diluted as MJS continues funding.

The property hosts several I.P. anomalies and Trans America has recommended that any remaining funds from the initial $960,000 private placement be used to test those anomalies.

Lynn Lake, Manitoba

The Company holds 33 contiguous mining claims aggregating 5,712 hectares in the Lynn Lake mining camp. The property is located approximately 13 kilometers northwest of Lynn Lake. The expiry date for the entire claim block is 2014 as a result of the application of $869,514 in assessment work. During the year ended December 31, 2007, the Company recorded an impairment of $698,331 as management currently has no plans to further investigate the western portion of the property, where these historical exploration costs had been incurred.

1.2 *Nature of Business and Overall Performance (Continued)*

Other Properties (Continued)

Lynn Lake, Manitoba (Continued)

Work programs have been recommended by the Company's geological consultant P. James Chornoby, P. Geo., for the eastern end of the property. These programs include magnetometer and electromagnetic surveys along with geological reconnaissance and prospecting at an estimated cost of $282,000. A drill program has also been recommended consisting of 20 diamond drill holes totaling 4,500 meters at a cost of $675,000. With the possible exception of undertaking the line-cutting and the magnetic geophysical work in the spring of 2008, no decision has been made by management to implement the consultant's recommendations.

Other Assets

The Company holds the following corporate shares whose trading value is as follows as of June 30, 2008:

CORPORATION	NUMBER OF SHARES		ADJUSTED BOOK VALUE		MARKET VALUE
Publically Quoted					
Atacama Minerals Corp.	750,000	$	436,184	$	832,500
Rare Element Resources Ltd.	413,636		124,091		318,501
Non-Publically Quoted					
Neutron Energy Inc *	10,750,000		5,136,515		-
North American Granite Group Inc.**	500,000		176,652		-
TOTAL		$	**5,873,442**	$	**1,151,001**

* Recorded using the equity accounting method until November 7, 2007, when management determined it no longer exercised significant influence over Neutron Energy Inc. and accordingly the investment has been reclassified as a non-publically quoted investment.

** Investment acquired during 2007 for $248,230. The book value is net of a $71,578 write down.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED JUNE 30, 2008

1.3 *Selected Annual Information*

N/A

1.4 *Results of Operations*

The company incurred a net loss of $92,103 during the six month period ended June 30, 2008 compared to net income of $2,112,762 for the six month period ended June 30, 2007. The most significant changes in results for the six month period ended June 30, 2008 compared to the six month period ended June 30, 2007 were a reduction in gas revenues to $nil (2007 - $50,207) cost of sales of gas operations were also reduced to $nil (2007 - $23,584) resulting in a decrease in net profit on gas operations to $nil (2007 - $26,623). The reduction in gas revenues and expenses were a direct result of the sale of the Company's interest in a gas well in June 2007. Management and consulting fees increased to $69,000 (2007 - $57,800) as a result of additional consulting fees being incurred during the period; professional fees increased to $121,434 (2007 – $41,990) as a result of significantly increased audit fees over the prior year due to the increased complexity of the Company's operations; regulatory expenses decreased to $17,395 (2007 - $39,800) as no private placement offerings were conducted during the current period. Shareholder communication expenses were reduced to $2,392 (2007 – $40,754) as in the prior year the Company undertook a European promotion initiative; travel and promotion reduced to $13,270 (2007 - $15,494); interest income increased to $130,076 (2007 – $81,792) as a result of holding higher cash balances as a result of the private placement in the prior year; transfer agent fees were reduced to $4,994 (2007 - $13,951); the loss of significantly influenced investee decreased to $nil (2007 – 705,000) as a result the Investment in NEI being reclassified in November of 2007 as an investment at cost. The dilution gain on issuance of shares by equity investment reduced to $nil (2007 – 2,963,000) and also the gain on sale of investments increased to $10,595 (2007 - $nil) as a result of the company disposing of non-core investment positions. Finally, a credit for future income taxes of $19,000 (2007 – charge of $23,000) was recorded to record the future value of the losses incurred during the period.

1.5 *Summary of Quarterly Results*

	QUARTER ENDED							
	SEPTEMBER 30 2007 (Restated)		DECEMBER 31 2007 (Restated)		MARCH 31 2008		JUNE 30 2008	
Total revenues	$	(7,088)	$	855	$	-	$	-
Net income (loss) for the period	$	619,159	$	261,319	$	**(23,538)**	$	**(68,565)**
Basic net income (loss) per share	$	0.02	$	0.01	$	**0.00**	$	**0.00**
Diluted net income (loss) per share		0.01	$	0.01	$	**n/a**	$	**n/a**

1.5 *Summary of Quarterly Results*

	QUARTER ENDED			
	SEPTEMBER 30 2006	DECEMBER 31 2006	MARCH 31 2007 (Restated)	JUNE 30 2007 (Restated)
Total revenues	$ 20,501	$ 19,391	$ 25,246	24,961
Net income (loss) for the period	$ (72,198)	$ (255,502)	$ (483,573)	2,596,333
Basic net income (loss) per share	$ (0.00)	$ (0.01)	$ (0.02)	0.09
Diluted net income per share	n/a	n/a	n/a	0.07

1.6 *Liquidity*

The Company has financed its operations and capital costs through the sale of shares and will continue to secure needed operating and investment capital in this manner.

1.7 *Capital Resources*

During the year ended December 31, 2007 the Company completed a private placement of 7,635,000 units at $1.00 each for total gross proceeds of $7,365,000. Each unit consists of one share and one share purchase warrant exercisable at a price of $1.25 per share until May 3, 2009.

No further equity financings have taken place to date.

1.8 *Off-Balance Sheet Arrangements*

There are no off-balance sheet arrangements to which the Company has committed.

1.9 *Transactions with Related Parties*

a) During the six month period ended June 30, 2008, the Company incurred management fees of $45,000 (six months ended June 30, 2007 - $45,000), and secretarial and office services of $nil (six months ended June 30, 2007 - $9,000) from a company owned by an officer and director, secretarial and office services of $12,000 (six months ended June 30, 2007 -$nil) from a company owned by an officer, and paid $12,000 (six months ended June 30, 2007 - $3,800) in consulting fees and $nil (six months ended June 30, 2007 - $10,125) in shareholder communications to a director.

b) At June 30, 2008, the Company had exploration advances of $nil (December 31, 2007 -$328,682) advanced to NEI as funding toward the New Mexico property exploration program.

1.9 *Transactions with Related Parties (Continued)*

c) Included in accounts payable and accrued liabilities is $134,245 (December 31, 2007 - $nil) payable to Neutron Energy Inc. a company related by virtue of having a common director with the Company.

d) The Company has an investment in Neutron Energy Inc. (Notes 6 & 7) which is related by virtue of having a common director with the Company.

1.10 *Second Quarter*

The company incurred a net loss of $68,565 during the three month period ended June 30, 2008 compared to net income of $ 2596,335 for the three month period ended June 30, 2007. The most significant changes in results for the three month period ended June 30, 2008 compared to the three month period ended June 30, 2007 were a reduction in gas revenues to $nil (2007 - $24,961) cost of sales of gas operations were also reduced to $nil (2007 - $12,867) resulting in a decrease in net profit on gas operations to $nil (2007 - $12,094). The reduction in gas revenues and expenses were a direct result of the sale of the Company's interest in a gas well in June 2007. Management and consulting fees increased to $34,500 (2007 - $30,800) as a result of additional consulting fees being incurred during the period; professional fees increased to $64,828 (2007 – $14,449) as a result of significantly increased audit fees over the prior year due to the increased complexity of the Company's operations; regulatory expenses decreased to $9,995 (2007 - $31,800) as not private placement offerings were conducted during the current period. Shareholder communication expenses were reduced to $1,704 (2007 – $28,632) as in the prior year the Company undertook a European promotion initiative; travel and promotion increased to $4,750 (2007 - $1,409); interest income decreased to $46,355 (2007 – $59,648) as a result of the continued use of cash in the business; transfer agent fees were reduced to $4,702 (2007 - $11,021); the loss of significantly influenced investee decreased to $nil (2007 – 285,000) as a result the Investment in NEI being reclassified in November of 2007 as an investment at cost. The dilution gain on issuance of sahres by equity investment reduced to $nil (2007 – 2,963,000) and also the gain on sale of investments increased to $10,595 (2007 - $nil) as a result of the company disposing of non-core investment positions. Finally, a credit for future income taxes of $10,000 (2007 – charge of $23,000) was recorded to record the future value of the losses incurred during the period.

1.11 *Subsequent Events*

a) On July 17, 2008 the amalgamation of the Company ("TSA") and 1322256 Alberta Ltd. ("AlbertaCo") became effective. The Amalgamation was an arm's length transaction.

Under the terms of the Agreement, TSA and AlbertaCo each continued out of their governing jurisdictions and into Ontario and subsequently amalgamated pursuant to the laws of the Province of Ontario. TSA shareholders will receive one (1) common share of the new entity Primary Corp. ("Primary".) for every two (2) shares of TSA held.

1.11 *Subsequent Events (Continued)*

AlbertaCo shareholders will receive one (1) share of Primary for every twenty (20) shares (voting or non-voting) of AlbertaCo held. Holders of convertible securities of each of the corporations will receive economically equivalent securities of Primary. On July 17, 2008 the assets and liabilities of each of TSA and AlbertaCo became the assets and liabilities of Primary.

As a result of the transaction the shareholders of AlbertaCo will own a majority of the issued and outstanding shares of Primary.

Primary is to become a diversified investment and merchant banking firm focused on the small cap market which will seek to make equity investments and bridge loans in appropriate companies. It will not carry on any active business other than the making of investments. Primary will not carry on any active mining business, but may retain certain direct interests in natural resource properties.

b) On July 18, 2008, the Company received $234,590 as a result of the distribution of North American Granite Corp's net assets upon its dissolution.

c) On July 28, 2008, the Company acquired a 5% interest in a mortgage loan amounting to $1,000,000. The Company received a financing fee of $13,250 upon funding the mortgage. The mortgage is secured upon real estate in Toronto, bears interest at 9% per annum and falls due in December 2010.

d) On July 29, 2008, the Company advanced $134,244 (US$132,951) to Neutron pursuant to the New Mexico property option agreement.

1.12 *Critical Accounting Estimates*

The preparation of the financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Significant areas requiring the use of management estimates relate to assumptions used in determining the fair value of non-cash stock-based compensation, and future tax asset valuations. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED JUNE 30, 2008

1.13 *Changes in Accounting Policies*

i) Accounting Changes

Effective January 1, 2008, the Company adopted CICA Section 1506, Accounting Changes. The new standard establishes criteria for changing accounting policies, together with the accounting treatment and disclosure of changes in accounting policies, changes in accounting estimates and the correction of errors. The disclosure is to include, on an interim and annual basis, a description and the impact on the Company on any new primary source of GAAP that has been issued but is not yet effective.

The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

ii) Financial Instruments

On September 15, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These three standards were adopted by the Company on January 1, 2008.

a) Section 1535, Capital Disclosures requires that a company disclose information that enables users of its financial statements to evaluate its objectives, policies and procedures for managing capital including disclosures of any externally imposed capital requirements and the consequences for non-compliance.

b) New Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

1.14 *Financial Instruments*

As at June 30, 2008, the Company's financial instruments consist of cash and cash equivalents, short term deposits, amounts receivable, investments, and accounts payable and accrued liabilities.

It is management's opinion that the Company is not exposed to significant interest currency or credit risks arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, due to their short term maturity or capacity for prompt liquidation.

1.15 *Other Information*

Outstanding share data is disclosed in detail in the Statement of shareholders equity and in Note 8 to the June 30, 2008 financial statements.

Controls and Procedures

As of December 31, 2007, we carried out an evaluation, under the supervision and with the participation of our President of the effectiveness of the design and operation of our disclosure controls and procedures.

Based on this evaluation, our President has concluded that as of December 31, 2007, a material weakness existed during the year with respect to the financial reporting of financial information received from our equity investee, Neutron Energy Inc. ("NEI"). This information became apparent as a result of the December 31, 2007 audit of NEI.

Due to the complexity of the accounting for certain joint venture agreements entered into by NEI, the loss for the year of NEI was significantly amended at December 31, 2007, and this resulted in information received from NEI which affected the equity loss and dilution gain on issuance of shares by equity investment, reported by the Company being misstated by the Company during the year. These misstatements have been corrected and the summary of quarterly information has been restated to correct for these items.

Effective November 7, 2007, management determined the Company no longer exerted significant influence over the operations of NEI and its net investment in NEI was reclassified as a non-publically traded investment in its financial statements. Accordingly the material weakness in financial reporting has been rectified, and does not exist for future reporting periods.

Except for the above weakness which was rectified during the fourth quarter of the prior fiscal year, our President concluded that financial and disclosure controls and procedures are now effective to ensure that information required to be (a) disclosed is recorded, processed, summarized and reported in a timely manner and (b) disclosed in the reports that we file or submit is accumulated and communicated to our management, including our President, to allow timely decisions regarding required disclosure.

We have designed, or caused to be designed under our supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles in Canada.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED JUNE 30, 2008

1.15 *Other Information*

Approval

The Board of Directors of Trans America Industries Ltd. has approved the disclosure contained in the Annual MD&A. A copy of this Annual MD&A will be provided to anyone who requests it and can be located, along with additional information, on the SEDAR website at www.sedar.com.

TRANS AMERICA INDUSTRIES LTD.

MANAGEMENT DISCUSSION AND ANALYSIS

SECOND QUARTER ENDED JUNE 30, 2008

Stock Exchange	TSX Venture Exchange
Symbol	*TSA*
Management Team	John K. Campbell: President and Chief Executive Officer (Retired Member of the B.C. Law Society) Scott Kelly: Corporate Secretary
Independent Directors	William Meyer, P.Eng. (Formerly Vice President of Exploration for Teck Cominco; former Chairman of Minco Mining) David K. Duval (Freelance mining journalist) James J. McDougall, P.Eng. (Former Western Exploration Manager for Falconbridge Nickel; a PDA Prospector of the Year; Member of the Canadian Mining Hall of Fame)
Auditors	Morgan & Company, Vancouver, British Columbia
Transfer Agent	Pacific Corporate Trust Company, Vancouver, British Columbia
Corporate Office	Suite 720 – 789 West Pender Street Vancouver, British Columbia Canada, V6C 1H2 Tel: (604) 688-8042 Fax: (604) 689-8032 E-mail: info@trans-america.ca